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FEB 29 2008

Washington, DC
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SECUR 08031132 IION

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SEC FILE NUMBER
8- 66564

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lacken Bay Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

481 Piermont Avenue South
(No. and Street)

River Vale (City) NJ (State) 07675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Marron (914) 632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaren & Co., P.C.
(Name – *if individual, state last, first, middle name*)

504 Corporate Drive West (Address) Langhorne (City) PA (State) 19047 (Zip Code)

PROCESSED
APR 29 2008 E
THOMSON REUTERS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

m

OATH OR AFFIRMATION

I, Patrick J. Moriarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lacken Bay Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NATASHA LASHLEY WILKINSON
Notary Public, State of New York
No. 01LA6157277
Qualified in Kings County
Commission Expires Dec. 01, 2010

Signature

Managing Member
Title

Notary Public 2/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To the Member of
Lacken Bay Partners, LLC:

We have audited the accompanying statement of financial condition of Lacken Bay Partners, LLC (a limited liability company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lacken Bay Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaren & Co., P.C.

February 24, 2008

Lacken Bay Partners, LLC

Statement of Financial Condition

As of December 31, 2007

ASSETS:		
Cash and Cash Equivalents	$	53,991
Accounts Receivable		37,500
Prepaid Fees		1,830
Total Assets	$	93,321
LIABILITIES AND MEMBER'S EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	21,000
Total Liabilities		21,000
MEMBER'S EQUITY		72,321
Total Liabilities and Member's Equity	$	93,321

See accompanying notes

END